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                  May 3, 2021

       Keeren Shah
       Finance Director
       AccuStem Sciences Ltd
       107 Cheapside
       9th Floor
       London EC2V 6DN United Kingdom

                                                        Re: AccuStem Sciences
Ltd
                                                            Registration
Statement on Form 20-F
                                                            Filed March 12,
2021
                                                            File No. 000-56257

       Dear Ms. Shah:

               We issued comments to you on the above captioned filing on April 8, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Joe McCann at 202-551-6262 or Suzanne Hayes at 202-551-3675 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Life Sciences
       cc:                                              Jeffrey Fessler, Esq.